UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________
FORM 15
______________

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File No. 1-36768

WELLS FARGO REAL ESTATE INVESTMENT CORPORATION
(Exact name of each registrant as specified in its charter)

90 South 7th Street, Minneapolis, Minnesota 55402
1-855-825-1437
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.375% CUMULATIVE PERPETUAL SERIES A PREFERRED STOCK
(Title of each class of securities covered by this Form)

NONE
(Title of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record of 6.375% Cumulative Perpetual Series A Preferred Stock as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Fargo Real Estate Investment Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	December 13, 2019	WELLS FARGO REAL ESTATE INVESTMENT CORPORATION

		By:	/s/ Jeannine E. Zahn
Jeannine E. Zahn
Senior Vice President and Secretary